FORM 6-K


                  SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C. 20549


                        Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of
                 The Securities Exchange Act of 1934


                          Northern Rock plc
          (Translation of registrant's name into English)


                        Northern Rock House
                             Gosforth
                       Newcastle upon Tyne
                             England
                             NE3 4PL
            (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1    FRN Variable Rate Fix released on 06 January 2003
No. 2    Holding(s) in Company released on 07 January 2003
No. 3    Director Shareholding released on 07 January 2003
No. 4    Notice of Results released on 08 January 2003
No. 5    FRN Variable Rate Fix released on 08 January 2003

Document No. 1

RE:   NORTHERN ROCK PLC
      GBP 15,000,000 SERIES 197 EMTN
      DUE MARCH 2024
      ISIN: XS0124145870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06JAN03 TO 07APR03 HAS BEEN FIXED AT 4.06125 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07APR03 WILL AMOUNT TO:
GBP 101.25 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OF FAX: 44 171 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES


In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 7 January 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 21,370,447 ordinary 25p shares of the Company representing a non-beneficial holding of 5.07% of the issued share capital of the Company.


FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.


FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.


The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 3

                               NORTHERN ROCK PLC

                       NOTIFICATION OF DISPOSAL OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:


Date of Disposal     No. of Shares      Price per Share     Percentage of Issued
                                                                   Share Capital

02 January 2003      12,762             GBP3.81                         0.003


These shares were transferred to participants in the Northern Rock Sharesave Scheme.

Following this transaction QUEST holds a total of 3,321,420 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No. 4

                       NORTHERN ROCK PLC YEAR-END RESULTS
                        DATE OF PRELIMINARY ANNOUNCEMENT

The preliminary statement of the annual results of Northern Rock plc for the year ending 31 December 2002 will be announced on Wednesday 29 January 2003.

Document No. 5

RE: NORTHERN ROCK PLC
    EUR 20,000,000 EMTN
    DUE JAN 2005
    ISIN: XS0150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10JAN03 TO 10APR03 HAS BEEN FIXED AT 2.913 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10APR03 WILL AMOUNT TO:
EUR 728.25 PER EUR 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 13 January 2003           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary